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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            INSIGHT ENTERPRISES, INC.
               (Exact name of registrant as specified in charter)


        Delaware                                               86-0766246
 (State of incorporation                                    (I.R.S. Employer
    or organization)                                      Identification Number)



6820 South Harl Ave.
Tempe, Arizona                                                     85283
(Address of principal executive offices)                        (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

                                                          Name of each exchange
     Title of each class                                   on which each class
     to be so registered                                   is to be registered
None                                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

         Series A Preferred Convertible Stock par value $0.01 per share
                                (Title of Class)

                   Series A Preferred Convertible Stock Rights
                                (Title of Class)
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Item 1.         Description of Securities to be Registered.


                SERIES A PREFERRED CONVERTIBLE STOCK, $0.01 PAR VALUE

                The description of the securities is set forth in full in the Certificate of Designation for the Series A Preferred Convertible Stock in
Exhibit 5 to this Form 8-A and is incorporated herein by reference.


                RIGHTS TO PURCHASE SERIES A PREFERRED CONVERTIBLE STOCK, $0.01 PAR VALUE


                On December 4, 1998, the Board of Directors of Insight Enterprises, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock") to stockholders of record at the close of business on December 14, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one three-hundredth of a share of a series of cumulative preferred stock of the Company designated Series A Preferred Stock (the "Preferred Stock"), at a price of $200.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent").

Distribution of the Rights; Rights Certificates

                Until the Distribution Date (or earlier redemption or expiration of the Rights), which is defined below, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding prior to the Distribution Date, by such Common Stock certificates. Until the Distribution Date, (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will be deemed to be issued with Rights and will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options, any other issuance of Common Stock with respect to awards outstanding under employee benefit plans outstanding on the Distribution Date and in connection with the conversion of convertible securities issued after December 4, 1998, only Common Stock issued prior to the Distribution Date will be issued with Rights.



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Definition of Distribution Date

                "Distribution Date" shall mean the earlier to occur of (i) 10 business days following the date of a public announcement that a person, together with persons affiliated or associated with it, has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days following the earlier of the commencement of, or the first public announcement of the intent to commence, a tender offer or exchange offer by a person other than the Company if, upon consummation of the offer, such person, together with persons affiliated or associated with it, would be the beneficial owner of 15% or more of the outstanding Common Stock.

Exercise and Expiration of the Rights

                The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 4, 2008 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

Adjustment of the Purchase Price

                The Purchase Price payable and the number of and kind of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock (or shares having the same rights, privileges and preferences as the shares of Preferred Stock) at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, securities, cash or assets (excluding regular periodic dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares of Preferred Stock will be issued upon the exercise of any Right or Rights (other than fractions which are integral multiples of one three-hundredth of a share of Preferred Stock), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock on the last trading day prior to the date of exercise.

Effect of a Triggering Event

                Any of the events described in the succeeding second and fourth paragraphs are defined as a "Triggering Event."

                "Acquiring Person" shall have the meaning ascribed to it in the Rights Agreement (generally defined to include any person who or which, together with all persons affiliated or associated with it, shall be the beneficial owner of 15% or more of the shares of Common Stock then outstanding), but shall not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.



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                In the event that a person, together with persons affiliated or associated with it, becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair and adequate to shareholders and otherwise in the best interests of the Company and its shareholders or as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders), proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances as determined by the Company, other securities, cash, or other property) having a value of two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties and transferees) will be null and void. Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company, as set forth below.

                For example, at an exercise price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of Common Stock (or other consideration, as noted above) for $200. Assuming that the Common Stock had a per share value of $66.67 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $200.

                In the event that, at any time following the Stock Acquisition Date, which is defined below, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (other than Rights that theretofore become null and void as described in the second preceding paragraph) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Redemption of the Rights

                At any time until the close of business on the tenth business day following the date of a public announcement that a person has become an Acquiring Person (the "Stock Acquisition Date"), the Company may redeem all, but not less than all, the then outstanding Rights at a redemption price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holder of Rights will be to receive the Redemption Price. The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred and twenty (120) days in the event that a majority of the Board of Directors is elected by shareholder action by written consent, or is comprised of persons elected at a meeting of shareholders who were not nominated by the Board of Directors of the Company in office immediately prior to such meeting.



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Exchange of the Rights

                At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one three-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement

                Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to (i) cure any ambiguity, (ii) shorten or lengthen any time period under the Rights Agreement, or (iii) make changes that will not adversely affect the interests of the holders of Rights; provided such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights, and further; provided, that no amendment may be made at such time as the Rights are not redeemable.

Exercise of the Right entitles the Right holder to the rights of a stockholder

                Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Copy of the Rights Agreement available

                A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement will be available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.




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Item 2.   Exhibits
------    --------

                1. Rights Agreement, incorporated by reference to the 8-K filed by the company March 17, 1999.

                2. Form of Rights Certificate (Exhibit A to the Rights Agreement), see number 1.

                3. Summary of Rights to Purchase Preferred Shares (Exhibit B to the Rights Agreement, see number 1.

                4.       Resolutions authorizing adoption of Rights Agreement.

                5.       Form of Certificate of Designation of Preferred Shares.

                6        Form of press release dated December 4, 1998.







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                                    SIGNATURE

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 17, 1999

                                 INSIGHT ENTERPRISES, INC.



                                 By: /s/ ERIC J. CROWN
                                 Eric J. Crown
                                 Chairman of the Board of Directors and Chief
                                 Executive Officer (Principal Executive Officer)
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                                 EXHIBIT INDEX


Exhibits
--------
  1. Rights Agreement, incorporated by reference to the 8-K filed by the company March 17, 1999.

  2.        Form of Rights Certificate (Exhibit A to the Rights
            Agreement), see number 1.

  3.        Summary of Rights to Purchase Preferred Shares
            (Exhibit B to the Rights Agreement, see number 1.

  4.        Resolutions authorizing adoption of Rights Agreement.

  5.        Form of Certificate of Designation of Preferred Shares.

  6.        Form of press release dated December 4, 1998.